NEWS RELEASE

Clifton Star Announces Trading Resumption

Quebec City, QUEBEC--(March 8, 2012) - Clifton Star Resources Inc. ("Clifton Star" or the "Corporation") (TSXV-CFO; Deutsche Boerse-C3T) is pleased to announce that the British Columbia Securities Commission has revoked the Cease Trade Order previously affecting the Corporation (the “CTO”) on March 5, 2012. The revocation of the CTO was in furtherance to the Corporation filing an updated NI 43-101 compliant technical report on Clifton Star’s Donchester Mine Property located in the Duparquet Township, Duparquet, Québec (the "Technical Report"), on February 28, 2012.

Further to the filing of the Technical Report and the revocation of the CTO, the TSX Venture Exchange issued a bulletin at the closing of markets today stating that the Corporation is scheduled to be reinstated for trading at the opening of markets, tomorrow, on Friday, March 9, 2012.

Last week, the Corporation issued three news releases regarding first, the Technical Report, second, the 2011 drilling results on the Beattie, Donchester and Central Duparquet properties, and finally, the metallurgical tests results carried by SGS Lakefield on the Beattie, Donchester and Central Duparquet gold zones, all of which are available on the Corporation web site.

Clifton Star would like to thank its shareholders for their patience and continuous support during the CTO period.

For further information please contact:

Michel F. Bouchard

President and CEO

Clifton Star Resources Inc.

mbouchard@cfo-star.com

418-914-9922

Neither the TSX Venture Exchange nor its Regulations Services Provider (as the term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement on Forward Looking Information

Certain information included in this press release, including any information as to our future exploration, financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, including the possibility that drill programs will not yield the expected results. The Corporation cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Clifton Star Resources to be materially different from the Corporation’s estimated future results, performance or achievements expressed or implied by those forward- looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Corporation’s most recent Form 20-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Corporation disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.